Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2018 and 2017

Revenues. During the six month period ended June 30, 2018, the Company had $10.0 million in revenues compared with no revenues in the comparable period of 2017. Revenues during the six month period ended June 30, 2018 were attributable to a non-refundable upfront payment received by the Company pursuant to a license agreement with MedImmune, Limited entered into as of March 30, 2018 (the “MedImmune Collaboration”).

Cost of Revenues. During the six month period ended June 30, 2018, the Company had $0.4 million in cost of revenues compared with no cost of revenues in the comparable period of 2017. Cost of revenues in the current period consists of royalties payable to the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, in connection with revenues recognized during the period.

Research and Development Expenses. Research and development expenses increased by approximately 9% to approximately $15.1 million for the first six months of 2018 from approximately $13.8 million for the comparable period of 2017. The increase was primarily due to an increase in preclinical activities involving certain of the Company's pipeline program candidates, mainly related to COM701 and COM902, including expenses related to the IND clearance of COM701 in June 2018, as well as expenses associated with clinical-related activities in preparation for the COM701 Phase 1 trial expected to begin in the second half of 2018, in addition to hiring of additional professional employees and manufacturing and regulatory consultants to support various activities.. Research and development expenses, as a percentage of total operating expenses, were 76% for the first six months of 2018, same as for the comparable period of 2017.

Marketing and Business Development Expenses. Marketing and business development expenses increased by approximately 14% to approximately $0.7 million for the six month period ended June 30, 2018 from approximately $0.6 million for the comparable period of 2017. The increase is primarily attributable to headcount related expenses as well as additional expenses associated with revenues recognized during the period. Marketing and business development expenses, as a percentage of total operating expenses, were 4% for the first six months of 2018 compared with 3% for the comparable period of 2017.

General and Administrative Expenses. General and administrative expenses increased by approximately 12% to approximately $4.1 million for the first six months of 2018 from approximately $3.6 million for the comparable period of 2017. The increase is primarily attributable to expenses associated with financing activities during the relevant period as well as headcount related expenses, legal expenses related to revenues recognized during the period and other corporate matters. General and administrative expenses, as a percentage of total operating expenses, increased to 21% for the first six months of 2018 from 20% for the comparable period of 2017.

Financial and other Income, Net. Financial and other income, net, were approximately $0.1 million for the first six months of 2018 compared with approximately $0.2 million for the comparable period of 2017.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $7.8 million in the first six months of 2018 compared with approximately $15.1 million in the comparable period of 2017. Net cash used during the first six months of 2018 was offset, in part, by cash in the amount of $10.0 million received as a result of the MedImmune Collaboration. Net cash used in both periods reflect preclinical activities related to COM701 and COM902, including expenses related to the IND clearance of COM701 in June 2018, as well as expenses associated with clinical-related activities in preparation for the COM701 Phase 1 trial expected to begin in the second half of 2018.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities during the six month period ended June 30, 2018 was approximately $28.3 million compared with approximately $22.3 million provided by investment activities in the comparable period of 2017. Changes in net cash provided by (used in) investing activities during these periods were attributable mainly to the effect of an increase in investment in short-term bank deposits by approximately $26.1 million and lower levels of proceeds from the maturity of short-term bank deposits by approximately $24.7 million.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $20.6 million in the first six months of 2018 compared with $0 in the comparable period of 2017. The sources of cash provided by financing activities for the first six months of 2018 consisted of proceeds received from the issuance of ordinary shares and warrants in a registered direct offering in June 2018 and the exercise of stock options.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits. As of June 30, 2018, the Company had total cash, cash equivalents, restricted cash and short-term bank deposits of approximately $43.1 million